VIA EDGAR

July 19, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Stacie D. Gorman

Re:                             Withdrawal of Request for Acceleration of Effectiveness

Sutherland Asset Management Corporation

Registration Statement on Form S-3

(File No. 333- 219213)

Dear Ms. Gorman:

On July 18, 2017, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Sutherland Asset Management Corporation (the “Company”) requested that the effectiveness for the above-captioned Registration Statement on Form S-3 (as amended through the date thereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on July 20, 2017, or as soon thereafter as practicable (the “Acceleration Request”). The Company hereby withdraws the Acceleration Request until further notice.

[Signature page follows]

Sincerely,

By:	/s/ Frederick C. Herbst
Name: Frederick C. Herbst
Title: Chief Financial Officer